Exhibit 99.2

Matters Regarding UBIC’s Acquisition of Shares of TechLaw Solutions, Inc. (to be Our Subsidiary)

TOKYO, August 28, 2014 (GLOBE NEWSWIRE) — the directors of UBIC, Inc. (Nasdaq: UBIC) (TSE: 2158) of UBIC, Inc. resolved to acquire all of the outstanding shares of TechLaw Solutions, Inc. (a U.S. Company).  TechLaw Solutions, Inc., will become our subsidiary.  We therefore make the following announcement.

1. Reasons for the Acquisition of the Shares

Since our listing on the NASDAQ exchange in the U.S. in May, 2013, we have endeavored to implement our strategy for continuously strengthening our reputation in the U.S., which is a significant market for our litigation discovery support business, and developing our markets in Japan, South Korea and Taiwan.  As a result of our efforts, our name recognition has increased.  However, in order to accelerate our growth going forward, we must continue to strengthen our business.  For example, we need to not only strengthen the systems of our group companies but also to find appropriate business partners.

We have succeeded in developing solutions utilizing artificial intelligence through the use of our own unique technology in March 2014.  We are marketing these solution to U.S. companies, U.S. governmental bodies and local governments with whom we are seeking more effective ways to find new channels.

Since its foundation in 1983, TechLaw Solutions, Inc. has expanded their business by providing U.S. companies, law firms, U.S. governmental bodies and local governments with complete e-discovery services.  They have a strong reputation as a long-established firm in the e-discovery industry.  Further, TechLaw Solutions Inc.’s employees, including its management, are very experienced in the e-discovery business.

We believe that the ties between our company, having advanced technology and innovative products and services, and TechLaw Solutions, Inc., with its strong reputation and sales channel in the U.S., will result in a more efficient expansion of our business, especially in the U.S.  We will also be able to more easily understand the needs of customers in the market, which will enable us to optimize our investment into research and development to develop new products and services.  Further, we believe that we will be able to improve the corporate value of our group as a whole by positively promoting the sharing and use of management resources such as connecting TechLaw Solutions, Inc.’s customers and know-how to our technology, products and/or services.  We therefore resolved to acquire TechLaw Solutions, Inc., and for it to become our subsidiary.

2. Summary of subsidiary to be acquired

(1)	Name	TechLaw Solutions, Inc.
(2)	Address	14500 Avion Parkway, Suite 301 Chantilly, VA 20151, U.S.A.
(3)	Name and title of representative	Brian Shutler, President (prior to the acquisition)
(4)	Line of business	e-discovery business
(5)	Capital	None
(6)	Established	1983
(7)	Major shareholders and their ownership ratio	Prior to the acquisition, TechLaw Holdings, Inc. owned 100% of the outstanding capital stock of TechLaw Solutions, Inc.
(8)	Relationship between UBIC and this company	Capital relationships	None
		Personal relationships	None
		Transaction relationships	None
(9)	Business performance and financial conditions over most resent three years of this company

Fiscal year (end in)	September, 2011	September, 2012	September, 2013
Net asset	-JPY100 Mil	-JPY60 Mil	-JPY70 Mil
Gross asset	JPY21 Mil	JPY146 Mil	JPY52 Mil
Net asset per share	- JPY 9,979	- JPY 5,959	- JPY 7,020
Revenue	JPY1,013 Mil	JPY1,171 Mil	JPY1,261 Mil
Operating income	JPY44 Mil	JPY50 Mil	-JPY2 Mil
Ordinary income	JPY44 Mil	JPY33 Mil	-JPY18 Mil
Net income	JPY24 Mil	JPY21 Mil	-JPY11 Mil
Net income per share	JPY 2,398	JPY 2,051	- JPY 1,061
Dividends per share	—	—	—

Note: The currency conversion from USD to JPY above is made by the exchange rate 1 USD = JPY 104.10, which was published by the Bank of Tokyo-Mitsubishi UFJ, Ltd. as T.T.M as of August 27, 2014.

3. Summary of counterparty of share acquisition

(1)	Name	TechLaw Holdings, Inc.
(2)	Address	14500 Avion Parkway Chantilly, VA 20151, U.S.A.
(3)	Name and title of representative	Brian Shutler (President)
(4)	Line of business	Holding company of operating company
(5)	Capital	-
(6)	Established	-
(7)	Net Asset	-
(8)	Gross Asset	-
(9)	Major shareholders and their ownership ratio	-
(10)	Relationship between UBIC and this	Capital relationships	None

company	Personal relationships	None
	Transaction relationships	None
	Interested party status	None

Note: Capital, established date, net asset, gross asset and major shareholders and ownshership ratio of TechLaw Holdings, Inc.are not disclosed in this press release as per request of TechLaw Holdings, Inc, which is a non-listed company.

4. Number of share to be acquired, purchase price and number of shares held before/after acquisition

(1)	Number of shares held before acquisition	0 shares (Number of voting right:0) (Holding rario of voting rights:0%)
(2)	Number of shares to be acquired	10,000 shares (Number of voting right:10,000)
(3)	Purchase price

Shares in TechLaw Solutions, Inc. (estimated amount) USD 8,000,000.00

Advisory fee, etc. (estimated amount) USD 400,000

Total (estimated amount) USD 8,400,000.00

* The final purchase price will be determined after discussion with TechLaw Holdings, Inc.

(4)	Number of shares held after acquisition	10,000 shares (Number of voting right:10,000) (Holding ratio of voting rights:100%)

5. Schedule

(1)	Date of resolution of the Board of Directors	August 28, 2014
(2)	Execution date of purchase agreement	August 28, 2014
(3)	Closing date of share transfer	At 10:00 a.m. on August 28, 2014 (EDT)

6. Prospect in the future

The impact of the contents of this news release on our consolidated results ended in March, 2015 is now under review.  We will make further announcement if this review finds matters that will trigger a disclosue requirement.  Further, we plan to send 4 directors from our group to TechLaw Solutions, Inc. The acquisition was successfully closed in the United States on August 28, 2014. Maxim Group LLC served as exclusive financial advisor to UBIC, Inc. in connection with the transaction.

Note: The last two sentences in this paragraph were not included in the original Japanese-language document.

(Reference Information)

Consolidated Financial Forecast For the Current Fiscal Year (Released on August 12, 2014) and Consolidated Financial Results For the Last Fiscal Year

	Consolidated net sales	Consolidated operating income/loss (-)	Consolidated ordinary income/loss (-)	Consolidated net income/loss (-)
Consolidated financial forecast for the current fiscal year (to be ended March, 2015)	JPY6,000 Mil	JPY710 Mil	JPY610 Mil	JPY570 Mil
Consolidated financial results for the last fiscal year (ended March, 2014)	JPY4,171 Mil	-JPY598 Mil	-JPY629 Mil	-JPY604 Mil

This document has been translated from the original Japanese-language document for reference purposes only. If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

About UBIC

UBIC, Inc. (Nasdaq: UBIC) (TSE: 2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Representative:

CEO and Chairman of the Board

Masahiro Morimoto

Address any inquiries to:

Chief Financial Officer and Chief Administrative Officer

Masami Yaguchi

Sasha Hefler

UBIC North America, Inc.

Tel: (650) 868-2623

sasha_hefler@ubicna.com